EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(In millions)
Earnings Before Fixed Charges
Earnings from continuing operations before non-controlling interest or tax	178.4	103.6	320.9	254.2	177.4
Distributed income from equity investment	12.0	2.3	8.3	8.7	5.0
Income from equity investment	(14.8)	(2.0)	(9.3)	(5.1)	(5.0)
Total earnings before fixed charges	175.6	103.9	319.9	257.8	177.4

Fixed Charges
Interest expense	—	—	—	—	—
Capitalized interest	—	—	—	—	—

Total Fixed Charges	—	—	—	—	—

Total Earnings & Fixed Charges	175.6	103.9	319.9	257.8	177.4

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency	$—	$—	$—	$—	$—